EXHIBIT 99.1

Hydrogenics and Alstom Sign Agreement to Develop and Commercialize Hydrogen-Powered Commuter Trains in Europe

GLADBECK, Germany, May 27, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has signed a 10 year exclusive agreement to supply Alstom Transport with hydrogen fuel cell systems for Regional Commuter Trains in Europe. Alstom Transport is a unit of Alstom, a France-based global leader in power generation, transmission and rail infrastructure with sales of  €6.2 billion for the year ended March 31, 2015.

The agreement, valued at over €50 million, includes the supply of at least 200 engine systems along with service and maintenance as necessary over a 10 year period. Hydrogenics was selected by Alstom following a rigorous technical review process. The fuel cell systems, based on the Company's Heavy-Duty HD series fuel cells, will be developed to meet European train compliance regulations. The first units are expected to be delivered in 2016 following prototype work slated for late 2015.

"The selection by Alstom Transport of our technology platform is a strong validation of our team and our products as the best fit for heavy duty propulsion applications," said Joseph Cargnelli, CTO and co-founder of Hydrogenics. "Our proprietary, innovative technology allows our systems to operate at best-in-class efficiencies, without humidification or compressor systems, thus providing a compelling value proposition for our customers. Hydrogenics' experience in the supply of large, reliable propulsion systems for challenging applications was an important consideration in Alstom's decision."

"We are clearly excited by what this agreement represents," added Daryl Wilson, CEO of Hydrogenics. "Hydrogen is continuing to play an increasing role in mitigating the energy and pollution issues that fossil-fuel based transportation creates worldwide. The electrification of heavy duty transport leads to opportunities for efficient, clean hydrogen-based power solutions to play a critical role. Hydrogenics is pleased to work with industry leading and forward-thinking companies such as Alstom Transport."

A promoter of sustainable mobility, Alstom Transport develops and markets the most complete range of systems, equipment and services in the railway sector. Alstom Transport manages entire transport systems, including trains, signaling, maintenance and modernization, infrastructure and offers integrated solutions.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: For further information, contact:
         Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com